Exhibit 99(a)(5)(L)

MEMORANDUM

To:                                                    Managers, Rio Tinto Aluminium and Alcan

From:                                       Tom Albanese, chief executive, Rio Tinto
Dick Evans, president and chief executive officer, Alcan

Date:                                           August 2, 2007

Subject:                           Rio Tinto Aluminium and Alcan Integration Update

Rio Tinto’s offer for Alcan creates an exciting opportunity for all of us. Rio Tinto’s core strengths of developing and operating high quality, long life bauxite assets, joined with Alcan’s strengths in technology and global footprint means that once combined, Rio Tinto Alcan will be a global leader in the aluminum industry.

There is a detailed process to be followed before the transaction is complete but we anticipate that this will run smoothly and be completed in October 2007. In the meantime, we would like to keep you informed of developments as we move toward closing.

A Conduct of Business Committee has been established comprising Tom Albanese, chief executive of Rio Tinto; Dick Evans, president and CEO of Alcan; Phillip Strachan, chief financial officer of Rio Tinto Aluminium; Michael Hanley, executive vice president and chief financial officer of Alcan; and Jean-Christophe Deslarzes, senior vice president, Human Resources of Alcan. This committee will review and advise on all major business decisions in the time leading up to the closing of the transaction, after which it will cease to exist.

Leading the integration effort

Overall governance and stewardship of the integration of Rio Tinto Aluminium and Alcan will be managed by a sub-committee of Rio Tinto’s Executive Committee called the Integration Steering Committee. It will be chaired by Dick Evans and will include Andrew Mackenzie, chief executive, Diamonds & Minerals; Guy Elliott, chief financial officer; Keith Johnson, group executive, Business Services; Grant Thorne, group executive, Technology & Innovation; and Oscar Groeneveld, chief executive, Aluminium. The committee will also include Hugo Bagué, global head of Human Resources, and from time to time, others with specialist skills.

Planning for the operational integration of Alcan with Rio Tinto Aluminium has already begun, with the first formal meeting having taken place in London on Friday, July 27. During the meeting, Phillip Strachan and Jean-Christophe Deslarzes were designated as co-leaders of the integration team. They will be assisted by several colleagues from Rio Tinto and Alcan.

Also during the meeting, the management consulting firm McKinsey was selected as the external advisor to the integration team.

Integration planning

Integration plans for Rio Tinto Alcan businesses will be developed for Bauxite and Alumina, Primary Metal and Engineered Products. As previously announced, Alcan’s Packaging business group will be divested and the search for a buyer is currently underway.

Integration plans for the various Rio Tinto Alcan functions will be developed under four broad categories: Finance (including IT, Controllers, Tax, Shared Services, Legal, and Business Development), Human Resources (including Environment, Health and Safety, Business Sustainability and Corporate Security), Communications and External Relations (including Government Relations and Community Relations) and Supply Chain (including Continuous Improvement (CI), Procurement and Logistics). Details regarding other functions will be determined in the near future.

As previously announced, Dick Evans will become chief executive of Rio Tinto Alcan. We intend to announce Dick’s direct reports as well as the individual integration team leaders for the businesses and functional groups in September.

The integration team will be actively involved in selecting people to fill roles in Rio Tinto Alcan as well as in the wider Rio Tinto.

Guiding principles

The overall philosophy is to draw on the extensive experience of both Rio Tinto and Alcan to be fast, efficient and effective in the integration of the two companies. A number of principles have been established to guide us through the process:

•                  Maintain maximum focus on ongoing business;

•                  uphold the values common to both companies, including our commitment to health, safety, the environment and community engagement;

•                  reflect balanced leadership from both Rio Tinto and Alcan in steering and integration teams;

•                  allow transition plans to be developed by those responsible for implementing them;

•                  base the selection of people on merit and communicate appointments promptly with dignity and respect for all; and

•                  emphasize speed of implementation and communication.

Your role

Over the next few months, engagement between Rio Tinto and Alcan will be managed in a structured way. The integration team led by Phillip and Jean-Christophe will develop a master plan for the transition. It is important to remember that the offer has not yet been approved by competition regulators. Accordingly, while planning for integration is generally acceptable, acting to implement integration would be premature at this point. Please liaise with Phillip or Jean-Christophe before engaging with your counterparts in the other company.

While it is important that we drive forward the integration process, we also need leaders focused on maintaining the momentum of our core businesses in the meantime. The most important thing you can do now is keep your people focused on delivering day-to-day performance.

We understand how important communications will be during this period. Therefore, we will continue to update you on progress frequently and openly.

This is an exciting opportunity for all of us and we look forward to working with you.

IMPORTANT INFORMATION:

Rio Tinto Canada Holding Inc. (referred to herein as the “Offeror”), a corporation incorporated under the laws of Canada, and an indirect wholly-owned subsidiary of Rio Tinto plc, a public limited company organised under the laws of England and Wales (“Rio Tinto”), is offering to purchase (the “Offer”), upon the terms and subject to the conditions set forth in the Offer and in the related letter of transmittal, each issued and outstanding common share of Alcan Inc. (“Alcan”), together with the associated rights (the “Alcan Rights”) (and, together with the common shares of Alcan, the “Alcan Common Shares”) issued and outstanding under Alcan’s Shareholder Rights Plan which is described in this take-over bid circular, for U.S.$101 (equivalent to Cdn$105.44 based on the July 20, 2007 Bank of Canada Noon Rate) per Alcan Common Share in cash (less any applicable withholding taxes and without interest).

The Offer will be open for acceptance until 6:00 p.m., Eastern Time, on September 24, 2007, unless extended or withdrawn by the Offeror.

This communication is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the take-over bid circular delivered to Alcan and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the ”SEC”) and mailed to Alcan shareholders.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

In connection with the Offer, Rio Tinto has filed with the Canadian securities regulatory authorities and the SEC a take-over bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery and Alcan has filed a directors’ circular with respect to the Offer. Rio Tinto has also filed with the SEC a Tender Offer statement on Schedule TO (the ”Schedule TO”) and Alcan has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the ”Schedule 14D-9”). SHAREHOLDERS OF ALCAN ARE URGED TO READ THE TAKE-OVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

The take-over bid circular as well as other materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto’s website, www.riotinto.com

While the Offer is being made to all holders of Alcan Common Shares, this communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Rio Tinto may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.